SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13th February 2004

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

12 February 2004

MITCHELLS & BUTLERS PLC
AGM TRADING UPDATE

At the Annual General Meeting held in London at 12 noon today, Roger Carr, Chairman, made the following statement regarding the company’s trading for the first 18 weeks of the current financial year.

“I am pleased to announce that in the first 18 weeks of the current financial year, our strategy to grow sales and gross profits has continued to be successful. Same outlet like for like sales were up 5.0% against the comparable period last year as a result of increased sales and marketing activity. Overall trading, taking account of the additional regulatory costs, remains in line with our expectations.

In the residential areas, representing 70% of our estate, same outlet like for like sales grew by 6.4% and on the high street and Central London by 2.2%. Total retail sales for the period were up 4.1%. Total volumes of food and drink were 8% ahead of last year, whilst average food and drink selling prices, net of promotions, were down 4%.

On an uninvested basis, like for like sales increased by 3.0% and gross profits remain ahead of last year as the contribution from higher volumes, mix improvements and purchasing benefits outweighed the reduction in average food and drink retail prices. Percentage gross margins were slightly lower than the same period last year.

Staff productivity improvements, together with the overhead efficiencies put in place last year, are helping to offset the impact of both servicing the higher volumes and the additional regulatory costs of £17m for the full year. Tight cost management will remain a key focus to maximise the contribution from our continuing revenue investment to drive like for like sales.

The on-going development of our estate is progressing to plan with 44 conversions to our brands or formats and 3 new site acquisitions completed so far this financial year. At the same time, we are continuing to take advantage of buoyant conditions in the property market as a whole to make individual site disposals, with proceeds of some £20m achieved so far this financial year.

Overall we are making good progress through our sales-led strategy to deliver sustainable customer value, with a tight focus on managing costs and enhancing mix. As a result, we are generating higher quality earnings and strong cash returns.

For further information please contact:
Mitchells & Butlers plc:
Kate Holligon, Investor Relations	0121 498 5092
Jeremy Probert, Media	0121 498 5547

Finsbury Group:
James Murgatroyd	0207 251 3801

Notes to editors:

–	Same outlet like for like sales include invested and uninvested outlets but exclude new sites or disposals that are not in both years being compared. 93% of the estate is included in this measure.
–	Uninvested like for like sales include outlets that have not received expansionary investment of over £30k in either the current or previous financial year. 83% of the estate is included in this measure.
–	Mitchells & Butlers owns and operates 2000 high quality, managed pubs in prime locations nationwide. The group’s predominantly freehold estate is biased towards large sites in residential locations. With some 3% of the pubs in the UK, Mitchells & Butlers’ estate has 9% of industry sales, an average weekly take of over three times the industry average.

Responsibility statement:
The directors of Mitchells & Butlers plc accept responsibility for the information contained in this update. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this update is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements:
This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	13th February 2004